Filed pursuant to Rule 424(b)(3)

File Nos. 811-22534 and 333-266297

Versus Capital Multi-Manager Real Estate Income Fund LLC
(the “Fund”)

Supplement dated March 5, 2024 to the

Prospectus and Statement of Additional Information, dated July 27, 2023, as amended

Custodial Services

UMB Bank, n.a. has been added as a custodian for certain of the Fund’s securities and similar investments, effective immediately, and is expected to become custodian of all the Fund’s securities and similar investments on or around May 31, 2024.

Distribution Reinvestment Policy

The Fund’s distribution reinvestment policy has been amended to clarify certain operational processes.

Prospectus

In connection with these changes, effective immediately, the Fund’s Prospectus is amended as follows.

The first paragraph in the subsection “Other Fees and Expenses” in the “Prospectus Summary” section of the Prospectus is replaced in its entirety with the following:

BNY Mellon Investment Servicing (US) Inc. (“BNY Mellon”) performs certain administrative, accounting, transfer agency, and custodial services for the Fund. In consideration for providing such services, the Fund pays BNY Mellon annual fees of approximately 0.04% of the Fund’s average annual NAV, assuming anticipated weighted average assets in the Fund of approximately $2.7 billion over the fiscal year. This includes certain minimum payments for services provided. All such fees shall accrue daily and will be paid periodically. UMB Bank, n.a. (“UMB Bank”) performs certain custodial services for the Fund. In consideration for providing such services, the Fund pays UMB Bank annual fees of approximately 0.01% of the Fund’s average NAV, assuming anticipated weighted average assets in the Fund of approximately $2.1 billion over the fiscal year.

The third paragraph in the subsection “Additional Service Providers” in the “Management of the Fund” section of the Prospectus is replaced in its entirety with the following:

Effective March 31, 2024, UMB Bank will serve as the Fund’s custodian for its investments in underlying Private Funds. The Bank of New York Mellon (“BNYM” and, together with UMB Bank, the “Custodian”) will serve as the Fund’s custodian for its investments in underlying Private Funds until March 31, 2024, and serves as the Fund’s custodian for the Fund’s publicly traded securities and other assets. UMB Bank’s principal business address is 1010 Grand Blvd., Kansas City, Missouri 64106. BNYM’s principal business address is 240 Greenwich Street, New York, New York 10286.

The subsection “Distribution Policy and Dividend Reinvestment Policy” in the “Prospectus Summary” section of the Prospectus is replaced in its entirety with the following:

Distribution Policy and Distribution Reinvestment Policy

To qualify for treatment as a RIC, the Fund is required to distribute at least 90% of its “investment company taxable income” (as that term is defined in the Code without regard to the deduction for dividends paid—generally taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) to shareholders in accordance with the requirements of the Code each year. The Fund intends to satisfy this requirement through regular quarterly distributions to shareholders. In addition, the Fund may make distributions to shareholders of all or a portion of the Fund’s net long term capital gains realized on transactions in its investments. The Fund will establish reasonable cash reserves to meet Fund cash payment obligations prior to making distributions. For U.S. federal income tax purposes, the Fund’s distributions may be treated in the hands of shareholders as, among other things, ordinary income, qualified dividends, capital gains, or returns of capital. The portion of a distribution treated as a return of capital is not taxable, but reduces a shareholder’s tax basis in its shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its shares. To the extent the distribution exceeds a shareholder’s basis in its Shares, such shareholder will recognize a capital gain. See “Taxes.”

All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder affirmatively elects not to reinvest in Shares pursuant to the Fund’s Distribution Reinvestment Policy. Shareholders may elect initially not to reinvest by indicating that choice in writing to the Fund’s transfer agent. Thereafter, shareholders are free to change their election by contacting the Fund’s transfer agent (or, alternatively, by contacting the selling agent that sold such shareholder its Shares, who will inform the Fund). Shares purchased by reinvestment will be issued at their NAV on the ex-dividend date. There is no “sales load” or other charge for Shares received by reinvestment. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. The automatic reinvestment of distributions does not relieve participants of any U.S. federal income tax that may be payable (or required to be withheld) on such distributions. See “Taxes” and “Description of Shares.”

The fourth paragraph in the “Description of Shares” section of the Prospectus is replaced in its entirety with the following:

All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder affirmatively elects not to reinvest in Shares. Shareholders may elect initially not to reinvest by indicating that choice in writing to the Fund’s transfer agent. Thereafter, shareholders are free to change their election by contacting the Fund’s transfer agent (or, alternatively, by contacting the selling agent that sold such shareholder its Shares, who will inform the Fund). Shares purchased by reinvestment will be issued at their NAV on the ex-dividend date. There is no sales load or other charge for Shares received by reinvestment. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. The automatic reinvestment of distributions does not relieve participants of any U.S. federal income tax that may be payable (or required to be withheld) on such distributions.

The “Distribution Policy and Dividend Reinvestment Policy” section of the Prospectus is replaced in its entirety with the following:

DISTRIBUTION POLICY AND DISTRIBUTION REINVESTMENT POLICY

In accordance with requirements applicable to regulated investment companies, the Fund intends to distribute to shareholders at least 90% of its investment income and net short-term capital gains realized on investments, each year, through regular quarterly distributions. In addition, the Fund may make periodic distributions to shareholders of all or a portion of the long-term capital gains realized on transactions in its investments, in accordance with the requirements of the Investment Company Act and the Code.

All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder affirmatively elects not to reinvest in additional Shares pursuant to the Fund’s Distribution Reinvestment Policy. Shareholders may elect initially not to reinvest by indicating that choice in writing to the Fund’s transfer agent. Thereafter, shareholders are free to change their election. Shareholders may change their election or receive additional information regarding the Fund’s Distribution Reinvestment Policy by contacting the Fund’s transfer agent, the Fund’s Distribution Reinvestment Policy agent (the “Plan Agent”), at (855) 653-7173 or 118 Flanders Road, Westborough, Massachusetts 01581 (or, alternatively, by contacting the selling agent that sold such shareholder its Shares, who will inform the Fund). Whenever the Fund declares a distribution, participating shareholders will receive such distribution entirely in Shares to be issued by the Fund, including fractions. The number of Shares received by a shareholder in respect of the distribution will be based on the current NAV of the Fund on the ex-dividend date, as determined by or on behalf of the Fund. There is no sales load or other charge for Shares received pursuant to the Dividend Distribution Policy. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. Distributions are taxable as described herein whether shareholders receive them in cash or reinvest them in additional shares. See “Taxes.”

Statement of Additional Information

The paragraph in the “Custodian” section of the Statement of Additional Information is deleted in its entirety and replaced with the following:

Effective March 31, 2024, UMB Bank, n.a. (“UMB Bank”) will serve as the Fund’s custodian for its investments in underlying Private Funds. The Bank of New York Mellon (“BNYM”) will serve as the Fund’s custodian for its investments in underlying Private Funds until March 31, 2024, and serves as the Fund’s custodian for the Fund’s publicly traded securities and other assets. Each of UMB Bank and BNYM may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Board. UMB Bank’s principal business address is 1010 Grand Blvd., Kansas City, Missouri 64106. BNYM’s principal business address is 240 Greenwich Street, New York, New York 10286.

The first paragraph in the subsection “Fund Distributions” in the “Tax Aspects” section of the Statement of Additional Information is replaced in its entirety with the following:

The Fund intends to make distributions to shareholders quarterly. All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder affirmatively elects not to reinvest in additional Shares pursuant to the Fund’s Distribution Reinvestment Policy (as described in the Prospectus). Shareholder whose distributions are so reinvested in Shares will be treated for U.S. federal income tax purposes as having received an amount in distribution equal to the fair market value of the Shares issued to the shareholder, which amount will also be equal to the net asset value of such shares. For U.S. federal income tax purposes, all distributions are generally taxable in the manner described herein, whether a shareholder takes them in cash or they are reinvested pursuant to the Distribution Reinvestment Policy in additional shares of the Fund.

Shareholders should retain this Supplement for future reference.